UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

_____________________________________
SCHEDULE 13D
UNDER THE SECURITIES EXCHANGE ACT OF 1934
(Amendment No. 1)*
_____________________________________
Apollo Global Management, Inc.
(Name of Issuer)

Common Stock, par value $0.00001 per share
(Title and Class of Securities)

03769M106
(CUSIP Number)

Wendy Dulman
c/o RWN Management, LLC
65 East 55th Street, 31st Floor
New York, New York 10022
(212) 920-3135
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

With copies to:

Sidley Austin LLP
Attention: Tony Feuerstein
787 Seventh Avenue
New York, NY 10019
(212) 839-5300

Akin Gump Strauss Hauer & Feld LLP
Attention: Jason M. Daniel
2300 N. Field Street, Suite 1800
Dallas, Texas 75201
(214) 969-2800

December 9, 2024
(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☐.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See § 240.13d-7 for other parties to whom copies are to be sent.

1
The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Schedule 13D
CUSIP No. 03769M106

(1)	Name of Reporting Persons: Marc Rowan
(2)	Check the Appropriate Box if a Member of a Group (See Instructions): (a) ☐ (b) ☐
(3)	SEC Use Only:
(4)	Source of Funds (See Instructions): OO
(5)	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e): ☐
(6)	Citizenship or Place of Organization: United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	(7)	Sole Voting Power 34,332,816
	(8)	Shared Voting Power 0
	(9)	Sole Dispositive Power 34,332,816
	(10)	Shared Dispositive Power 0
(11)	Aggregate Amount Beneficially Owned by Each Reporting Person: 34,332,816
(12)	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☐
(13)	Percent of Class Represented by Amount in Row (11): 6.1% (1)
(14)	Type of Reporting Person (See Instructions): IN

(1)
Based on 565,816,456 shares of common stock, par value $0.00001 per share (“Common Stock”), of Apollo Global Management, Inc. (the “Issuer”) outstanding as of November 4, 2024, as reported in the Issuer’s Quarterly Report on Form 10-Q filed with the U.S. Securities and Exchange Commission (the “Commission”) on November 6, 2024.

Schedule 13D
CUSIP No. 03769M106

(1)	Name of Reporting Persons: MJR Foundation LLC
(2)	Check the Appropriate Box if a Member of a Group (See Instructions): (a) ☐ (b) ☐
(3)	SEC Use Only:
(4)	Source of Funds (See Instructions): OO
(5)	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e): ☐
(6)	Citizenship or Place of Organization: New York
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	(7)	Sole Voting Power 23,598,118
	(8)	Shared Voting Power 0
	(9)	Sole Dispositive Power 23,598,118
	(10)	Shared Dispositive Power 0
(11)	Aggregate Amount Beneficially Owned by Each Reporting Person: 23,598,118
(12)	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☐
(13)	Percent of Class Represented by Amount in Row (11): 4.2% (1)
(14)	Type of Reporting Person (See Instructions): OO

(1)	Based on 565,816,456 shares of Common Stock of the Issuer outstanding as of November 4, 2024, as reported in the Issuer’s Quarterly Report on Form 10-Q filed with the Commission on November 6, 2024.

Schedule 13D
CUSIP No. 03769M106

(1)	Name of Reporting Persons: MJR-VPF LLC
(2)	Check the Appropriate Box if a Member of a Group (See Instructions): (a) ☐ (b) ☐
(3)	SEC Use Only:
(4)	Source of Funds (See Instructions): OO
(5)	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e): ☐
(6)	Citizenship or Place of Organization: Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	(7)	Sole Voting Power 1,500,000
	(8)	Shared Voting Power 0
	(9)	Sole Dispositive Power 1,500,000
	(10)	Shared Dispositive Power 0
(11)	Aggregate Amount Beneficially Owned by Each Reporting Person: 1,500,000
(12)	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☐
(13)	Percent of Class Represented by Amount in Row (11): Less than 1% (1)
(14)	Type of Reporting Person (See Instructions): OO

(1)	Based on 565,816,456 shares of Common Stock of the Issuer outstanding as of November 4, 2024, as reported in the Issuer’s Quarterly Report on Form 10-Q filed with the Commission on November 6, 2024.

Schedule 13D
CUSIP No. 03769M106

(1)	Name of Reporting Persons: MJR 09FT-VPF LLC
(2)	Check the Appropriate Box if a Member of a Group (See Instructions): (a) ☐ (b) ☐
(3)	SEC Use Only:
(4)	Source of Funds (See Instructions): OO
(5)	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e): ☐
(6)	Citizenship or Place of Organization: Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	(7)	Sole Voting Power 600,000
	(8)	Shared Voting Power 0
	(9)	Sole Dispositive Power 600,000
	(10)	Shared Dispositive Power 0
(11)	Aggregate Amount Beneficially Owned by Each Reporting Person: 600,000
(12)	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☐
(13)	Percent of Class Represented by Amount in Row (11): Less than 1% (1)
(14)	Type of Reporting Person (See Instructions): OO

(1)	Based on 565,816,456 shares of Common Stock of the Issuer outstanding as of November 4, 2024, as reported in the Issuer’s Quarterly Report on Form 10-Q filed with the Commission on November 6, 2024.

Schedule 13D
CUSIP No. 03769M106

(1)	Name of Reporting Persons: RWN Management, LLC
(2)	Check the Appropriate Box if a Member of a Group (See Instructions): (a) ☐ (b) ☐
(3)	SEC Use Only:
(4)	Source of Funds (See Instructions): OO
(5)	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e): ☐
(6)	Citizenship or Place of Organization: New York
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	(7)	Sole Voting Power 6,805,636
	(8)	Shared Voting Power 0
	(9)	Sole Dispositive Power 6,805,636
	(10)	Shared Dispositive Power 0
(11)	Aggregate Amount Beneficially Owned by Each Reporting Person: 6,805,636
(12)	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☐
(13)	Percent of Class Represented by Amount in Row (11): 1.2% (1)
(14)	Type of Reporting Person (See Instructions): OO

(1)	Based on 565,816,456 shares of Common Stock of the Issuer outstanding as of November 4, 2024, as reported in the Issuer’s Quarterly Report on Form 10-Q filed with the Commission on November 6, 2024.

Schedule 13D
CUSIP No. 03769M106

(1)	Name of Reporting Persons: RWNM-VPF LLC
(2)	Check the Appropriate Box if a Member of a Group (See Instructions): (a) ☐ (b) ☐
(3)	SEC Use Only:
(4)	Source of Funds (See Instructions): OO
(5)	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e): ☐
(6)	Citizenship or Place of Organization: Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	(7)	Sole Voting Power 400,000
	(8)	Shared Voting Power 0
	(9)	Sole Dispositive Power 400,000
	(10)	Shared Dispositive Power 0
(11)	Aggregate Amount Beneficially Owned by Each Reporting Person: 400,000
(12)	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☐
(13)	Percent of Class Represented by Amount in Row (11): Less than 1% (1)
(14)	Type of Reporting Person (See Instructions): OO

(1)	Based on 565,816,456 shares of Common Stock of the Issuer outstanding as of November 4, 2024, as reported in the Issuer’s Quarterly Report on Form 10-Q filed with the Commission on November 6, 2024.

Schedule 13D
CUSIP No. 03769M106

(1)	Name of Reporting Persons: Alchemy Group Holdings LLC
(2)	Check the Appropriate Box if a Member of a Group (See Instructions): (a) ☐ (b) ☐
(3)	SEC Use Only:
(4)	Source of Funds (See Instructions): OO
(5)	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e): ☐
(6)	Citizenship or Place of Organization: Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	(7)	Sole Voting Power 6,805,636
	(8)	Shared Voting Power 0
	(9)	Sole Dispositive Power 6,805,636
	(10)	Shared Dispositive Power 0
(11)	Aggregate Amount Beneficially Owned by Each Reporting Person: 6,805,636
(12)	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☐
(13)	Percent of Class Represented by Amount in Row (11): 1.2% (1)
(14)	Type of Reporting Person (See Instructions): OO

(1)	Based on 565,816,456 shares of Common Stock of the Issuer outstanding as of November 4, 2024, as reported in the Issuer’s Quarterly Report on Form 10-Q filed with the Commission on November 6, 2024.

Schedule 13D
CUSIP No. 03769M106

(1)	Name of Reporting Persons: MJR-09FT-2A LLC
(2)	Check the Appropriate Box if a Member of a Group (See Instructions): (a) ☐ (b) ☐
(3)	SEC Use Only:
(4)	Source of Funds (See Instructions): OO
(5)	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e): ☐
(6)	Citizenship or Place of Organization: Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	(7)	Sole Voting Power 2,902
	(8)	Shared Voting Power 0
	(9)	Sole Dispositive Power 2,902
	(10)	Shared Dispositive Power 0
(11)	Aggregate Amount Beneficially Owned by Each Reporting Person: 2,902
(12)	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☐
(13)	Percent of Class Represented by Amount in Row (11): Less than 1%
(14)	Type of Reporting Person (See Instructions): OO

(1)	Based on 565,816,456 shares of Common Stock of the Issuer outstanding as of November 4, 2024, as reported in the Issuer’s Quarterly Report on Form 10-Q filed with the Commission on November 6, 2024.

Schedule 13D
CUSIP No. 03769M106

(1)	Name of Reporting Persons: MJR-09 2023 Family Trust
(2)	Check the Appropriate Box if a Member of a Group (See Instructions): (a) ☐ (b) ☐
(3)	SEC Use Only:
(4)	Source of Funds (See Instructions): OO
(5)	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e): ☐
(6)	Citizenship or Place of Organization: New York
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	(7)	Sole Voting Power 602,902
	(8)	Shared Voting Power 0
	(9)	Sole Dispositive Power 602,902
	(10)	Shared Dispositive Power 0
(11)	Aggregate Amount Beneficially Owned by Each Reporting Person: 602,902
(12)	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☐
(13)	Percent of Class Represented by Amount in Row (11): Less than 1%
(14)	Type of Reporting Person (See Instructions): OO

(1)	Based on 565,816,456 shares of Common Stock of the Issuer outstanding as of November 4, 2024, as reported in the Issuer’s Quarterly Report on Form 10-Q filed with the Commission on November 6, 2024.

Schedule 13D
CUSIP No. 03769M106

(1)	Name of Reporting Persons: RWNM AOG Holdings LLC
(2)	Check the Appropriate Box if a Member of a Group (See Instructions): (a) ☐ (b) ☐
(3)	SEC Use Only:
(4)	Source of Funds (See Instructions): OO
(5)	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e): ☐
(6)	Citizenship or Place of Organization: Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	(7)	Sole Voting Power 0
	(8)	Shared Voting Power 0
	(9)	Sole Dispositive Power 0
	(10)	Shared Dispositive Power 0
(11)	Aggregate Amount Beneficially Owned by Each Reporting Person: 0
(12)	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☐
(13)	Percent of Class Represented by Amount in Row (11): 0.0%
(14)	Type of Reporting Person (See Instructions): OO

Schedule 13D
CUSIP No. 03769M106

(1)	Name of Reporting Persons: RWNM Series A Holdings LLC
(2)	Check the Appropriate Box if a Member of a Group (See Instructions): (a) ☐ (b) ☐
(3)	SEC Use Only:
(4)	Source of Funds (See Instructions): OO
(5)	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e): ☐
(6)	Citizenship or Place of Organization: Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	(7)	Sole Voting Power 0
	(8)	Shared Voting Power 0
	(9)	Sole Dispositive Power 0
	(10)	Shared Dispositive Power 0
(11)	Aggregate Amount Beneficially Owned by Each Reporting Person: 0
(12)	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☐
(13)	Percent of Class Represented by Amount in Row (11): 0.0%
(14)	Type of Reporting Person (See Instructions): OO

Amendment No. 1 to Schedule 13D

The following constitutes Amendment No. 1 (“Amendment No. 1”) to the Schedule 13D filed with the Securities and Exchange Commission (“SEC”) by Marc Rowan, MJR Foundation LLC (“MJR Foundation”), RWNM AOG Holdings LLC (“AOG Holdings”), RWNM Series A Holdings LLC (“Series A Holdings”), RWN Management, LLC (“RWNM”) and Alchemy Group Holdings LLC (“AGH”) on January 11, 2022. This Amendment No. 1 amends and supplements the Schedule 13D as specifically set forth herein.

All capitalized terms contained herein but not otherwise defined shall have the meanings ascribed to such terms in the Schedule 13D, as amended. Information given in response to each item shall be deemed incorporated by reference in all other items, as applicable.

Item 2.	Identity and Background.
Item 2 of the Schedule 13D is hereby amended and restated as follows:
(a) The persons filing this Schedule 13D (collectively, the “Reporting Persons”) are:
1.	Marc Rowan
2.	MJR Foundation LLC (“MJR Foundation”)
3.	MJR-VPF LLC (“MJR-VPF”)
4.	MJR 09FT-VPF LLC (“MJR 09FT-VPF”)
5.	RWN Management, LLC (“RWNM”)
6.	RWNM-VPF LLC (“RWNM-VPF”)
7.	Alchemy Group Holdings LLC (“AGH”)
8.	MJR-09FT-2A LLC (“09FT-2A”)
9.	MJR-09 2023 Family Trust (the “Family Trust”)
10.	RWNM AOG Holdings LLC (“AOG Holdings”)
11	RWNM Series A Holdings LLC (“Series A Holdings”)
(b) The business address or address of its principal office, as applicable, of MJR Foundation, MJR-VPF, MJR 09FT-VPF, RWNM, RWNM-VPF and AGH is c/o RWN Management, LLC, 65 East 55th Street, 31st Floor, New York, NY 10022. Mr. Rowan’s address is 81 Butternut Hollow Road, Greenwich, CT 06830.  AOG Holdings and Series A Holdings have been dissolved.
(c) Mr. Rowan’s principal occupation is serving as the Chief Executive Officer and Member of the Board of Directors of the Issuer (the “Board”). Mr. Rowan is also the Managing Member of MJR Foundation and the sole owner of AGH. MJR Foundation is an estate planning vehicle for which voting and investment control are exercised by Mr. Rowan, which is principally organized to hold shares of Common Stock of the Issuer. Each of MJR-VPF, MJR 09FT-VPF and RWNM-VPF, is organized to hold shares of Common Stock of the Issuer. 09FT-2A and the Family Trust are estate planning entities. RWNM holds securities, including securities of the Issuer. AGH is the Managing Member of RWNM. AOG Holdings and Series A Holdings no longer conduct a function.
(d) and (e) During the past five years, none of the Reporting Persons has been (i) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f) The citizenship with respect to a natural person or state of organization with respect to an entity, as applicable, of the Reporting Persons is as follows:
1.	Marc Rowan – United States
2.	MJR Foundation – New York limited liability company
3.	MJR-VPF – Delaware limited liability company
4.	MJR 09FT-VPF – Delaware limited liability company
5.	RWNM – New York limited liability company
6.	RWNM-VPF—Delaware limited liability company
7.	AGH – Delaware limited liability company
8.	09FT-2A — Delaware limited liability company
9.	The Family Trust — a New York trust
10.	AOG Holdings – Delaware limited liability company
11.	Series A Holdings – Delaware limited liability company

Item 4.	Purpose of Transaction.
Item 4 of the Schedule 13D is hereby amended to add the following:
On December 9, 2024, each of MJR-VPF, RWNM-VPF and MJR 09FT-VPF,  (each, a “Counterparty” and, collectively, the “Counterparties”), entered into a Delayed Draw Variable Share Forward Sale Transaction with JPMorgan Chase Bank, National Association (the “Bank”) pursuant to a separate Master Confirmation entered into between each Counterparty and the Bank, each dated December 9, 2024 (collectively, the “Forward Contracts”). The Forward Contracts obligate the Counterparties to deliver to the Bank, on specified dates from February to April of 2029 (each, a “Settlement Date”), at the Counterparties’ option, up to an aggregate number of shares of the Issuer’s Common Stock equal to the number of shares of Common Stock pledged by the Counterparties or, subject to certain conditions, an equivalent amount of cash.
MJR-VPF, RWNM-VPF and MJR 09FT-VPF pledged 1,500,000, 400,000 and 600,000 shares, respectively, of the Issuer’s Common Stock (collectively, the “Pledged Shares”), each to secure its obligations under its respective Forward Contract. The Counterparties retain ownership and voting and ordinary dividend rights in the Pledged Shares during the term of the pledge (and thereafter if the Counterparties settle the Forward Contracts in cash), subject to certain payments the Counterparties will need to make to the Bank with respect to dividends under the terms of the Forward Contracts.
Under the terms of the Forward Contracts, the Counterparties may, at their election, subject to certain terms and conditions, receive a prepayment from the Bank with respect to some or all portions of the transactions covered by the Forward Contracts, equal to the present value as of the relevant funding date of the payment of the Floor Price (as defined below) at maturity of the transactions.
For each of the up to 25 components of each Forward Contract for which a prepayment has been paid to the applicable Counterparty by the Bank, the number of shares of the Issuer’s Common Stock to be delivered to the Bank on each Settlement Date (or on which to base the amount of cash to be delivered to the Bank on such Settlement Date) is to be determined as follows: (a) if the per-share volume weighted average price of the Issuer’s Common Stock on the related valuation date (the “Settlement Price”) is less than or equal to a floor price that was determined following a hedging period (the “Floor Price”), such Counterparty will deliver to the Bank the ratable portion of the applicable Pledged Shares to be delivered with respect to each Settlement Date (such number of shares, the “Number of Shares”); (b) if the Settlement Price is between the Floor Price and a cap price that was determined following a hedging period (the “Cap Price”), such Counterparty will deliver to the Bank a number of shares of the Issuer’s Common Stock equal to the Number of Shares multiplied by a fraction, the numerator of which is the Floor Price and the denominator of which is the Settlement Price; and (c) if the Settlement Price is greater than the Cap Price, such Counterparty will deliver to the Bank a number of shares of the Issuer’s Common Stock equal to the product of (i) the Number of Shares and (ii) a fraction (a) the numerator of which is the sum of (x) the Floor Price and (y) the Settlement Price minus the Cap Price, and (b) the denominator of which is the Settlement Price.
For each of the up to 25 components of each Forward Contract for which a prepayment has not been paid to the applicable Counterparty by the Bank, the number of shares of the Issuer’s Common Stock to be delivered to the Bank on each Settlement Date (or on which to base the amount of cash to be delivered to the Bank on such Settlement Date) is to be determined as follows: (a) if the Settlement Price is greater than the Cap Price, the Bank will pay to such Counterparty the Cap Price multiplied by the Number of Shares, and such Counterparty will deliver to the Bank a number of shares equal to the Number of Shares; (b) if the Settlement Price is less than the Floor Price, such Counterparty will deliver to the Bank a number of shares equal to the Number of Shares, and the Bank will pay to such Counterparty the Floor Price multiplied by the Number of Shares; or (c) if the Settlement Price is between the Floor Price and the Cap Price, no payment or delivery of shares will be made by either party.
The foregoing description of the Forward Contracts does not purport to be complete and is qualified in its entirety by reference to the Form of Delayed Draw Variable Share Forward Sale Contract, which is filed as Exhibit 99.2 to this Schedule 13D and is incorporated herein by reference.
In connection with the receipt of direct shares in the in-kind distribution described in Item 5(c) below, the Counterparties, 09FT-2A and the Family Trust each entered into a joinder to the Stockholders Agreement. RWNM and MJR Foundation previously executed a joinder to the Stockholders Agreement.

Item 5.	Interest in Securities of the Issuer.
Item 5 of Schedule 13D is supplemented and superseded, as the case may be, as follows:
(a) and (b) Items 7 through 11 and 13 of each of the cover pages of this Schedule 13D are incorporated herein by reference.
Such information is based on 565,816,456 shares of Common Stock, par value $0.00001 per share, of the Issuer outstanding as of November 4, 2024, as reported in the Issuer’s Quarterly Report on Form 10-Q filed with the Commission on November 6, 2024.

Marc Rowan may be deemed to beneficially own, and have sole voting and dispositive power over, the shares of Common Stock held by the other Reporting Persons. As of the date hereof, Mr. Rowan would be deemed to be the beneficial owner with sole voting and dispositive power of 34,332,816 shares of Common Stock in the aggregate, which represents approximately 6.1% of the outstanding Common Stock.
MJR Foundation holds and beneficially owns 23,598,118 shares of Common Stock, which represents approximately 4.0% of the outstanding Common Stock, and has sole voting and dispositive power over such shares of Common Stock it holds.
MJR-VPF beneficially owns 1,500,000 shares of Common Stock, which represents less than 1% of the outstanding Common Stock, and has sole voting and dispositive power over such shares of Common Stock.
MJR 09FT-VPF beneficially owns 600,000 shares of Common Stock, which represents less than 1% of the outstanding Common Stock, and has sole voting and dispositive power over such shares of Common Stock.
RWNM beneficially owns 6,805,636 shares of Common Stock, which represents approximately 1.2% of the outstanding Common Stock, and has sole voting and dispositive power over such shares of Common Stock directly and through its subsidiary, RWNM-VPF.
RWNM-VPF beneficially owns 400,000 shares of Common Stock, which represents less than 1% of the outstanding Common Stock, and has sole voting and dispositive power over such shares of Common Stock.
AGH beneficially owns the 6,805,636 shares of Common Stock held by RWNM and RWNM-VPF, which represents approximately 1.2% of the outstanding Common Stock, and has sole voting and dispositive power over such shares of Common Stock.
09FT-2A beneficially owns 2,902 shares of Common Stock, which represents less than 1% of the outstanding Common Stock, and has sole voting and dispositive power over such shares of Common Stock.
The Family Trust beneficially owns 600,000 shares of Common Stock, which represents less than 1% of the outstanding Common Stock, and has sole voting and dispositive power over such shares of Common Stock held by its subsidiary, MJR 09FT-VPF.
AOG Holdings does not beneficially own or have any voting or dispositive authority over any shares of Common Stock.
Series A Holdings does not beneficially own or have any voting or dispositive authority over any shares of Common Stock.
Mr. Rowan and certain of his affiliated entities may be deemed to be members of a group, as parties to the Stockholders Agreement with each of Leon D. Black and Joshua J. Harris and their associated entities. Such group would be deemed to beneficially own 109,251,279 shares of Common Stock, or 19.3%, based on publicly available information.
(c) On December 9, 2024, MJR Foundation made a pro rata, in-kind distribution of 3,184,437 shares of Common Stock to Marc Rowan (2,257,301 shares), RWNM (324,234 shares), 09FT-2A (2,902 shares), and the Family Trust (600,000 shares) for no consideration.  Mr. Rowan, RWNM and the Family Trust contemporaneously contributed an aggregate of 1,500,000 shares, 400,000 shares and 600,000 shares to MJR-VPF, RWMN-VPF and MJR 09FT-VPF.
(d) Not applicable.
(e) On December 31, 2022, RWNM AOG Holdings and RWNM Series A Holdings ceased to be beneficial owners of more than five percent of the Issuer’s Common Stock.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.
Item 6 of Schedule 13D is supplemented and superseded, as the case may be, as follows:
The information disclosed in Items 4 and 5 is incorporated by reference herein.
In connection with the Forward Contracts described in Item 4, on December 9, 2024, Mr. Rowan entered into a Lock-Up Agreement (the “Lock-Up Agreement”) with the Issuer, pursuant to which, among other things, he agreed to be subject to a one-year lock-up period. During the lock-up period, subject to certain limited exceptions, neither he nor his affiliates may offer, sell, contract to sell, or otherwise dispose of, directly or indirectly, or establish or increase a put equivalent position or liquidate or decrease a call equivalent position with respect to its shares of Common Stock.
The foregoing description of the Lock-Up Agreement does not purport to be complete and is qualified in its entirety by reference to the Form of Lock-Up Agreement, which is filed as Exhibit 99.3 to this Schedule 13D and is incorporated herein by reference.

Item 7.	Material to be Filed as Exhibits.

99.1	Joint Filing Agreement of Schedule 13D by and among the Reporting Persons.

99.2	Form of Delayed Draw Variable Share Forward Sale Contract.

99.3	Form of Lock-Up Agreement.

SIGNATURES
After reasonable inquiry and to the best of his knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.
Dated: December 11, 2024

MARC J. ROWAN

/s/ Marc J. Rowan
Marc. J. Rowan

MJR FOUNDATION LLC

By:	/s/ Marc. J. Rowan
Name:	Marc. J. Rowan
Title:	Class A Managing Member

MJR-VPF LLC

By:	/s/ Wendy Dulman
Name:	Wendy Dulman
Title:	Authorized Person

MJR 09FT-VPF LLC

By:	/s/ Wendy Dulman
Name:	Wendy Dulman
Title:	Authorized Person

RWN MANAGEMENT, LLC

By:	Alchemy Group Holdings LLC Its Managing Member
By:	/s/ Marc J. Rowan
Marc J. Rowan
Managing Member

RWNM-VPF LLC

By:	/s/ Wendy Dulman
Name:	Wendy Dulman
Title:	Vice President and Secretary

ALCHEMY GROUP HOLDINGS LLC

By:	/s/ Marc. J. Rowan
Name:	Marc. J. Rowan
Title:	Managing Member

MJR 09FT-2A LLC

By:	/s/ Wendy Dulman
Name:	Wendy Dulman
Title:	Authorized Person

MJR-09 2023 FAMILY TRUST

By:	/s/ Mary Harada
Name:	Mary Harada
Title:	Authorized Person

RWNM AOG HOLDINGS, LLC

By:	RWNM Series A Holdings LLC Its Managing Member
By:	RWN Management, LLC
its sole member

By:	Alchemy Group Holdings LLC
Its Managing Member

By:	/s/ Marc. J. Rowan
Name:	Marc. J. Rowan
Title:	Managing Member

RWNM SERIES A HOLDINGS LLC

By:	RWN Management, LLC
its sole member

By:	Alchemy Group Holdings LLC
Its Managing Member

By:	/s/ Marc. J. Rowan
Name:	Marc. J. Rowan
Title:	Managing Member

Exhibit 99.1
JOINT FILING AGREEMENT
In accordance with Rule 13d-1(k)(1) under the Securities Exchange Act of 1934, as amended, the persons named below agree to the joint filing on behalf of each of them of a Statement on Schedule 13D (including additional amendments thereto) with respect to the shares of Common Stock, par value $0.00001 per share, of Apollo Global Management, Inc. This Joint Filing Agreement shall be filed as an Exhibit to such Statement. The undersigned acknowledge that each shall be responsible for the timely filing of any amendments to such joint filing and for the completeness and accuracy of the information concerning him or it contained herein and therein, but shall not be responsible for the completeness and accuracy of the information concerning the others.
This Agreement may be executed in any number of counterparts, each of which shall be deemed an original.
EXECUTED as of this 11th day of December, 2024.

MARC J. ROWAN

/s/ Marc J. Rowan
Marc. J. Rowan

MJR FOUNDATION LLC

By:	/s/ Marc. J. Rowan
Name:	Marc. J. Rowan
Title:	Class A Managing Member

MJR-VPF LLC

By:	/s/ Wendy Dulman
Name:	Wendy Dulman
Title:	Authorized Person

MJR 09FT-VPF LLC

By:	/s/ Wendy Dulman
Name:	Wendy Dulman
Title:	Authorized Person

RWN MANAGEMENT, LLC

By:	Alchemy Group Holdings LLC Its Managing Member
By:	/s/ Marc J. Rowan
Marc J. Rowan
Managing Member

RWNM-VPF LLC

By:	/s/ Wendy Dulman
Name:	Wendy Dulman
Title:	Vice President and Secretary

ALCHEMY GROUP HOLDINGS LLC

By:	/s/ Marc. J. Rowan
Name:	Marc. J. Rowan
Title:	Managing Member

MJR 09FT-2A LLC

By:	/s/ Wendy Dulman
Name:	Wendy Dulman
Title:	Authorized Person

MJR-09 2023 FAMILY TRUST

By:	/s/ Mary Harada
Name:	Mary Harada
Title:	Authorized Person

RWNM AOG HOLDINGS, LLC

By:	RWNM Series A Holdings LLC Its Managing Member
By:	RWN Management, LLC
its sole member

By:	Alchemy Group Holdings LLC
Its Managing Member

By:	/s/ Marc. J. Rowan
Name:	Marc. J. Rowan
Title:	Managing Member

RWNM SERIES A HOLDINGS LLC

By:	RWN Management, LLC
its sole member

By:	Alchemy Group Holdings LLC
Its Managing Member

By:	/s/ Marc. J. Rowan
Name:	Marc. J. Rowan
Title:	Managing Member